SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2017

Starwood Waypoint Homes

(Exact name of registrant as specified in its charter)

Maryland	001-36163	80-6260391
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification No.)

8665 East Hartford Drive Scottsdale, AZ		85255
(Address of principal executive offices)		(Zip Code)

(480) 362-9760

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.	Entry into a Definitive Agreement.

Merger Agreement

On August 9, 2017, Invitation Homes Inc., a Maryland corporation (“INVH”), Invitation Homes Operating Partnership LP, a Delaware limited partnership (“INVH Partnership”), IH Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of INVH (“REIT Merger Sub”), Starwood Waypoint Homes, a Maryland real estate investment trust (“SFR”), and Starwood Waypoint Homes Partnership, L.P., a Delaware limited partnership (“SFR Partnership”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) SFR will be merged with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly owned subsidiary of INVH (the “REIT Merger”) and (ii) as promptly as practicable after the REIT Merger, SFR Partnership will be merged with and into INVH Partnership, with INVH Partnership surviving as a wholly owned subsidiary of INVH (the “Partnership Merger,” and, together with the REIT Merger, the “Mergers”). Closing of the Mergers under the Merger Agreement will occur on the third business day following satisfaction of all closing conditions, and either INVH or SFR may terminate the Merger Agreement if closing has not occurred on or before May 9, 2018 (the “Outside Date”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the REIT Merger, each issued and outstanding common share of beneficial interest, par value $0.01 per share, of SFR (the “SFR Common Share”) will be converted into the right to receive 1.6140 (the “Exchange Ratio”) newly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of INVH (the “INVH Common Stock”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Partnership Merger, which will occur as promptly as practicable after the REIT Merger, each issued and outstanding unit of SFR Partnership (the “SFR Partnership Units”) will be converted into the right to receive 1.6140 newly issued and fully paid common units, representing limited partner interests, in INVH Partnership (“INVH Partnership Units”). No fractional shares of INVH Common Stock will be issued in the REIT Merger, and the value of any fractional interests to which a holder would otherwise be entitled will be paid in cash.

Immediately prior to the effective time of the REIT Merger, each outstanding restricted share unit and performance share unit of SFR (“SFR RSU”) that vests as a result of the Mergers or the Merger Agreement will automatically be converted into the right to receive INVH Common Stock based on the Exchange Ratio, plus any accrued but unpaid dividends (if any) and less certain taxes (if any). At the effective time of the REIT Merger, each SFR RSU that does not vest as a result of the Mergers or the Merger Agreement will be automatically assumed by INVH and converted into an equivalent stock-based incentive award unit with respect to INVH Common Stock and be subject to the same terms and conditions as applicable to such awards.

The REIT Merger is intended to qualify as a reorganization for U.S. federal income tax purposes, and the Partnership Merger is intended to be treated as a transaction that is generally tax-free to the holders of SFR Partnership Units for U.S. federal income tax purposes.

Each of the board of directors of INVH (the “INVH Board”) and the board of trustees of SFR (the “SFR Board”) has unanimously approved the Merger Agreement and the Mergers. The approval by the stockholders of INVH of the issuance of INVH Common Stock in connection with the REIT Merger and the other transactions contemplated by the Merger Agreement (the “INVH Stockholder Approval”) has been obtained by written consent of entities under common control of Blackstone Real Estate Partners VII L.P., an investment fund sponsored by The Blackstone Group L.P., and its general partner and certain affiliated funds and investment vehicles, which collectively own approximately 71% of the outstanding INVH Common Stock (the “INVH Majority Stockholders”). In addition, SFR has agreed to recommend that its shareholders approve the REIT Merger and the other transactions contemplated by the Merger Agreement by a majority of the outstanding shares of SFR Common Shares (the “SFR Shareholder Approval”).

The parties to the Merger Agreement have made certain customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including with respect to the conduct of business prior to the closing and covenants prohibiting both parties and their respective subsidiaries and representatives from soliciting, providing information, entering into discussions concerning proposals relating to an alternative acquisition transaction (for 15% or more of the equity or assets), or approving any agreement relating to an acquisition proposal or requiring SFR or INVH to terminate the Merger Agreement, subject to certain limited exceptions. Prior to obtaining the requisite shareholder approval, SFR may change its recommendation or terminate the Merger Agreement (to enter into an agreement with respect to a superior proposal) only if it has received an unsolicited written acquisition proposal that constitutes a superior proposal and determines in good faith, after consultation with its outside financial and legal advisors, taking into account any changes to the Merger Agreement proposed in response by INVH, that the superior proposal continues to constitute a superior proposal.

The completion of the Mergers is subject to customary conditions, including: (i) the approval of the REIT Merger by SFR’s shareholders; (ii) effectiveness of the registration statement that will contain the joint proxy statement/information statement/prospectus sent to INVH’s stockholders and SFR’s shareholders; (iii) no injunction or law prohibiting the Mergers; (iv) approval for listing on the New York Stock Exchange of the INVH Common Stock to be issued in the Mergers, subject to official notice of issuance; (v) accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications; (vi) the absence of a material adverse effect on either INVH or SFR; (vii) material performance and compliance with each party’s covenants; and (viii) the receipt of tax opinions from counsel to INVH and SFR relating to the reorganization and the REIT status of each of INVH and SFR.

The Merger Agreement may be terminated under certain circumstances, including (i) by either party if the Mergers have not been consummated on or before the Outside Date; (ii) by either party upon entry of a final and non-appealable order prohibiting the transaction; (iii) by either party upon a failure of SFR to obtain the requisite approval of its shareholders; (iv) by SFR, prior to obtaining the requisite shareholder approval, upon SFR entering into an alternative acquisition agreement with respect to a superior proposal and SFR paying its applicable termination fee and expense amount; (v) by INVH upon the SFR Board changing its recommendation with respect to the transaction or SFR entering into an alternative acquisition agreement; (vi) by SFR upon the INVH Board changing its recommendation with respect to the INVH stock issuance or INVH entering into an alternative acquisition agreement; (vii) by either party upon an uncured breach by the other party that would reasonably be expected cause the closing conditions not to be satisfied and that cannot be cured by the Outside Date; (viii) by SFR if INVH breaches its covenant not to solicit acquisition proposals in any material respects; or (ix) by INVH if SFR breaches its covenant to hold the SFR shareholder meeting or its covenant not to solicit acquisition proposals in any material respects.

In connection with the termination of the Merger Agreement under specified circumstances, INVH may be required to pay to SFR a termination fee of $230 million and/or pay to SFR an expense amount equal to $25 million, or SFR may be required to pay to INVH a termination fee of $161 million and/or pay to INVH an expense amount equal to $25 million.

The Merger Agreement provides that INVH will take all requisite action prior to the effective time of the REIT Merger to cause the INVH Board as of the effective time of the REIT Merger to be comprised of (i) Barry S. Sternlicht, Michael D. Fascitelli, Jeffrey E. Kelter, Richard D. Bronson, and Frederick C. Tuomi (the “SFR Designees”) and (ii) Bryce Blair, Jonathan D. Gray, Robert G. Harper, John B. Rhea, Janice L. Sears, William J. Stein (the “INVH Designees”), with Bryce Blair to be appointed Chairman of the INVH Board and Michael D. Fascitelli to be appointed Chairman of the Investment Committee of the INVH Board.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about INVH or SFR. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, investors should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about or condition of INVH, SFR or any of their respective subsidiaries, affiliates or businesses.

Item 8.01. Other Events.

INVH Amended and Restated Stockholders Agreement.

On August 9, 2017, in connection with the Merger Agreement, INVH entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with the INVH Majority Stockholders (and with Blackstone Real Estate Advisors L.P. (the “Advisor”) for purposes of the standstill provision only) that will become effective upon the closing of the Mergers. The Stockholders Agreement sets forth various arrangements and restrictions with respect to the governance of INVH and certain rights of the INVH Majority Stockholders with respect to the INVH Common Stock.

Directors. The Stockholders Agreement requires INVH to nominate a number of individuals designated by the INVH Majority Stockholders for election as INVH directors at any meeting of INVH stockholders (each an “INVH Majority Designee”) such that, following the election of any directors and taking into account any director continuing to serve as such without the need for re-election, the number of INVH Majority Designees serving as directors of INVH will be equal to: (1) if the INVH Majority Stockholders collectively beneficially own at least 30% of the outstanding INVH Common Stock, three; (2) if the INVH Majority Stockholders collectively beneficially own at least 20% (but less than 30%) of the outstanding INVH Common Stock, two; (3) if the INVH Majority Stockholders collectively beneficially owns at least 5% (but less than 20%) of the outstanding INVH Common Stock, one.

Vacancies. For so long as the Stockholders Agreement remains in effect, INVH Majority Designees may not be removed without the consent of the INVH Majority Stockholders. In the case of a vacancy created by the removal or resignation of an INVH Majority Designee, the Stockholders Agreement requires the INVH Board to nominate an individual designated by the INVH Majority Stockholders for election to fill the vacancy. The Stockholders Agreement and the INVH charter and bylaws require that certain amendments to the INVH charter and bylaws, including any change to the number of INVH directors, will require the consent of the INVH Majority Stockholders.

Standstill. During the term of the Stockholders Agreement, the Advisor and the INVH Majority Stockholders will be subject to a customary standstill with respect to equity securities of INVH. In particular, the Advisor and the INVH Majority Stockholders (and certain of their affiliates) must not, without the prior consent of INVH, among other things: (i) acquire, make any proposal or offer to acquire, or propose or facilitate the acquisition of, directly or indirectly, any additional equity securities of INVH, including securities of INVH redeemable or exercisable into such equity securities; (ii) enter into, agree to enter into, commence or submit any merger, consolidation, tender offer, exchange offer, business combination or other similar extraordinary transaction involving INVH; (iii) tender into a tender or exchange offer (other than a tender or exchange offer for all of the outstanding shares of INVH Common Stock whereby all shareholders are offered the same per share consideration) commenced by a third party other than a tender or exchange offer that the INVH Board has affirmatively publicly recommended to INVH’s stockholders that such stockholders tender into such offer; (iv) (x) make, or in any way participate in, any solicitation of proxies to vote any securities of INVH under any circumstances, (y) seek to advise or influence any person with respect to the voting of any securities of INVH or the INVH Partnership (other than to vote as recommended by the INVH Board), or (z) grant any proxy with respect to any common stock; (v) form, join or in any way participate in a group with respect to any of the securities of INVH (other than a group including solely the INVH Majority Stockholders and their affiliates); (vi) disclose any intention, plan or arrangement to change any of the members of the INVH Board (other than pursuant to the INVH Majority Stockholders’ rights under the Stockholders Agreement), any of the executive officers of INVH, the charter or bylaws of INVH, other than to INVH or the INVH Board or their representatives; (vii) call, request the calling of, or otherwise seek or submit a written request for the calling of a special meeting of, or initiate any stockholder proposal for the election of any director (other than the designation to INVH of an INVH Majority Designee) or any other action by, the stockholders of INVH; (viii) seek to influence or control the management of the INVH Board, or the policies, affairs or strategy of INVH or the INVH Partnership; (ix) publicly disclose any intention, plan or arrangement inconsistent with the foregoing; (x) advise, knowingly assist or knowingly encourage, or enter into any arrangements with, any other persons in connection with any of the foregoing; or (xi) request INVH to amend or waive any of the foregoing provisions (including this provision).

Voting Agreement. During the term of the Stockholders Agreement, the INVH Majority Stockholders agreed to vote their INVH Common Stock in favor of all persons nominated to serve as directors of INVH by the INVH Board (that otherwise complies with the Stockholders Agreement), except to the extent the INVH Majority Stockholders reasonably determines that the election of any such director would reasonably be expected to cause reputational damage to INVH or its subsidiaries or to the INVH Majority Stockholders or their affiliates or would otherwise reasonably be expected to be materially detrimental to INVH and its subsidiaries.

Lock-Up. The INVH Majority Stockholders will not transfer (except to affiliates or related investment funds or with respect to certain liens or encumbrances) their shares of INVH Common Stock for a 30-day period after the effective date of the Stockholders Agreement.

Term. The Stockholders Agreement will remain in effect until the earlier of: (i) such time as the INVH Majority Stockholders are no longer entitled to nominate an INVH Majority Designee pursuant to the Stockholders Agreement and (ii) such time as the INVH Majority Stockholders beneficially own 10% or less of INVH Common Stock and the INVH Majority Stockholders irrevocably waive their right to designate any INVH Majority Designee under the Stockholders’ Agreement.

A copy of the Stockholders Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement. The Stockholders Agreement has been attached to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about INVH or SFR. In particular, the assertions embodied in the representations and warranties in the Stockholders Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Stockholders Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, investors should not rely on the representations and warranties in the Stockholders Agreement as characterizations of the actual state of facts about or condition of the parties thereto or any of their respective subsidiaries, affiliates or businesses.

Lock-Up Agreement.

On August 9, 2017, in connection with the Merger Agreement as described above, SFR entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the INVH Majority Stockholders. Under the Lock-Up Agreement, the INVH Majority Stockholders generally cannot transfer their INVH Common Stock (except to affiliates or related investment funds or with respect to certain liens or encumbrances) from the date of the Merger Agreement until the earlier to occur of: (i) the termination of the Merger Agreement in accordance with its terms and (ii) the closing of the Mergers.

A copy of the Lock-Up Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement. The Lock-Up Agreement has been attached to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about INVH or SFR. In particular, the assertions embodied in the representations and warranties in the Lock-Up Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Lock-Up Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, investors should not rely on the representations and warranties in the Lock-Up Agreement as characterizations of the actual state of facts about or condition of the parties thereto or any of their respective subsidiaries, affiliates or businesses.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated August 9, 2017, by and among Invitation Homes Inc., Invitation Homes Operating Partnership LP, IH Merger Sub, LLC, Starwood Waypoint Homes and Starwood Waypoint Homes Partnership, L.P.

99.1	Amended and Restated Stockholders Agreement by and among Invitation Homes Inc., each of the parties from time to time party thereto and, solely for the purposes of Section 4.1, Blackstone Real Estate Advisors L.P.

99.2	Lock-Up Agreement by and among Starwood Waypoint Homes and the persons set forth on Schedule I attached thereto

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Disclosure Letters and Exhibits to the Merger Agreement (identified therein) have been omitted from this Current Report on Form 8-K and will be furnished to the SEC supplementally upon request.

Forward Looking Statements

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which INVH and SFR operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR shareholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the Mergers on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. SFR’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although SFR believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect INVH’s and SFR’s business, financial condition, liquidity, results of operations and prospects, as well as SFR’s ability to make distributions to its shareholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs, (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the Mergers and the timing of the closing of the Mergers; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR shareholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by emailing INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD WAYPOINT HOMES

August 14, 2017	By:	/s/ Ryan Berry

Name: Ryan Berry
Title: General Counsel

Exhibit List

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated August 9, 2017, by and among Invitation Homes Inc., Invitation Homes Operating Partnership LP, IH Merger Sub, LLC, Starwood Waypoint Homes and Starwood Waypoint Homes Partnership, L.P.

99.1	Amended and Restated Stockholders Agreement by and among Invitation Homes Inc.. each of the parties from time to time party thereto and, solely for the purposes of Section 4.1, Blackstone Real Estate Advisors L.P.

99.2	Lock-Up Agreement by and among Starwood Waypoint Homes and the persons set forth on Schedule I attached thereto

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Disclosure Letters and Exhibits to the Merger Agreement (identified therein) have been omitted from this Current Report on Form 8-K and will be furnished to the SEC supplementally upon request.